FILED BY KERR-MCGEE CORPORATION
                                                  PURSUANT TO RULE 425 UNDER THE
                                         SECURITIES ACT OF 1933 AND DEEMED FILED
                                               PURSUANT TO RULE 14A-12 UNDER THE
                                                 SECURITIES EXCHANGE ACT OF 1934

                                      SUBJECT COMPANY:  WESTPORT RESOURCES CORP.
                                              SECURITIES ACT FILE NO. 333-114886

The communication filed herewith is a news release made in connection with the proposed merger of Kerr-McGee Corporation and Westport Resources Corporation.


                               Joint News Release

Kerr-McGee Corporation                            Westport Resources Corporation


                     SEC Declares Registration Statement for
                     ---------------------------------------
                    Kerr-McGee and Westport Merger Effective
                    ----------------------------------------

     Oklahoma City and Denver, May 21, 2004 - On May 21, 2004, the U.S. Securities and Exchange Commission (SEC) declared effective the registration statement on Form S-4 filed by Kerr-McGee Corp. (NYSE: KMG), with respect to the merger with Westport Resources Corporation (NYSE: WRC). The U.S. Federal Trade Commission previously granted early termination of the waiting period required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
     Kerr-McGee and Westport stockholders of record as of May 20, 2004 are being mailed a joint proxy statement/prospectus for special meetings of their respective stockholders, to be held by each company on June 25, 2004, in connection with the transaction. The Kerr-McGee special meeting of stockholders is scheduled for 10 a.m. Central Daylight Time in the Robert S. Kerr Auditorium, Kerr-McGee Center, 123 Robert S. Kerr, Oklahoma City. The Westport special meeting of stockholders will be at 9 a.m. Mountain Daylight Time in the Bluebell I Room at the Pinnacle Club, 555 17th Street, 37th floor, Denver. Kerr-McGee and Westport expect to close the merger promptly following receipt of approvals by their respective stockholders.
     Kerr-McGee and Westport announced on April 7 that their respective boards of directors had unanimously approved a strategic merger valued at approximately $3.4 billion. The merged company will be known as Kerr-McGee Corporation and will be headquartered in Oklahoma City.
     Under the terms of the merger agreement, Westport stockholders will receive
0.71 shares of Kerr-McGee common stock for each common share of Westport. The transaction is expected to be non-taxable to the stockholders of both companies. In addition, prior to consummation of the transaction, Westport will redeem all of its 6 1/2% Convertible Preferred Stock at a redemption price of $25.65 per share.
     Kerr-McGee is an Oklahoma City-based energy and inorganic chemical company with worldwide operations and assets of approximately $10 billion. For additional information about Kerr-McGee, see www.kerr-mcgee.com.
     Westport is an independent energy company engaged in oil and natural gas exploitation, acquisition and exploration activities primarily in the Rocky Mountains, Permian Basin/Mid-Continent, Gulf Coast and offshore Gulf of Mexico. For additional information about Westport, see www.westportresourcescorp.com.


                           IMPORTANT LEGAL INFORMATION

THIS NEWS RELEASE IS NOT AN OFFER TO SELL THE SECURITIES OF KERR-MCGEE CORPORATION AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION BECAUSE IT CONTAINS IMPORTANT INFORMATION.

     Kerr-McGee Corporation has filed a Registration Statement on Form S-4/A with the U.S. Securities and Exchange Commission (SEC) containing a definitive joint proxy statement/prospectus regarding the proposed transaction between Kerr-McGee Corporation and Westport Resources Corporation. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus and other documents filed or furnished by Kerr-McGee or Westport with the SEC at the SEC's website, www.sec.gov. Copies of the definitive joint proxy statement/prospectus and other documents filed or furnished by Kerr-McGee or Westport may also be obtained for free by directing a request to Kerr-McGee Corporation, Attn: Corporate Secretary, P.O. Box 25861, Oklahoma City, Oklahoma 73125 or to Westport Resources Corporation, Attn:
Investor Relations, 1670 Broadway, Suite 2800, Denver, Colorado 80202.
     Kerr-McGee, Westport and their respective directors and officers may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction involving Kerr-McGee and Westport. Information regarding Kerr-McGee's and Westport's respective directors and officers and a description of their direct and indirect interests, by security holdings or otherwise, is available in the definitive joint proxy statement/prospectus contained in the above referenced Registration Statement on Form S-4/A filed with the SEC on May 18, 2004.

Safe Harbor Language on Forward Looking Statements:

     Statements in this news release regarding the company's or management's intentions, beliefs or expectations, or that otherwise speak to future events, including closing time frame and stockholder approval, are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include those statements preceded by, followed by or that otherwise include the word "expect" or similar words.
     Matters discussed in these statements involve risks and uncertainties which may cause results to differ materially from those set forth in these statements. The following factors, among others, could cause actual results to differ from those set forth in these forward-looking statements: the failure to receive the requisite approval of Kerr-McGee or Westport stockholders in connection with the merger; the accuracy of the assumptions that underlie the statements, changes in laws and regulations, and other factors and risks identified in the Risk Factors sections of the definitive joint proxy statement/prospectus contained in the Registration Statement on Form S-4A filed by Kerr-McGee with the SEC on May 18, 2004, Kerr-McGee's Annual Report on Form 10-K and Westport's Annual Report on Form 10-K as well as other of their SEC filings.

                                      # # #

CONTACTS:         Kerr-McGee Corp.                Westport Resources Corporation

       Media      Debbie Schramm                  Jonathan Bloomfield
                  Direct - 405-270-2877           Direct - 303-575-0111
                  Pager - 888-734-8294
                  dschramm@kmg.com

       Investors  Rick Buterbaugh                 Jonathan Bloomfield
                  Direct - 405-270-3561           Direct - 303-575-0111